SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002.

PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

PanCanadian energy

News Release

PanCanadian Energy Corporation releases Buzzard test results, drilling update

Calgary, February 5, 2002 – PanCanadian Energy Corporation today released results from the Buzzard 20/6-4 appraisal well, which recently completed drill-stem testing, on the Buzzard structure in the U.K. Central North Sea.

The 20/6-4 appraisal well, drilled using the Borgny Dolphin semisubmersible rig, flowed at aggregate rates of 11,100 barrels per day of light oil (4,000 barrels per day and 7,100 barrels per day from the two zones tested) and 2.2 million cubic feet per day of natural gas, on a 36/64th inch choke. As was the case in the initial discovery well, flow rates were constrained by the capacity of surface testing equipment.

The Borgny Dolphin rig will now be used to drill a sidetrack to the 20/6-4 appraisal well. This sidetrack will test the extension of the Buzzard accumulation in block 20/1 of licence P928 (South). Interest holders in the P928 (South) licence are PanCanadian Energy U.K. Ltd. (operator) with 35.29 percent, Intrepid Energy North Sea Ltd. (29.41 percent), BG Group (29.41 percent); and Edinburgh Oil & Gas PLC (5.88 percent).

The Stena Dee semisubmersible rig, having completed drilling operations on the 19/10-1 and 1Z wells, is currently drilling the 20/6-5 well, which is located two kilometers ENE of the 20/6-4 well. The primary purpose of this well is to identify the location of the oil/water contact in the central panel of the field and to undertake injectivity tests in the Buzzard aquifer. There are no plans to perform any drill-stem tests on this well.

The Buzzard discovery well, 20/6-3, drilled in the summer of 2001 and located 100 kilometres northeast of Aberdeen, initially encountered more than 250 feet of hydrocarbon-bearing sandstone. During testing, the well flowed 6,547 barrels per day of light oil and 0.97 million cubic feet per day of natural gas on a $36/64^{th}$-inch choke.

The Buzzard discovery lies in PanCanadian-operated Licence P986, which was awarded to PanCanadian and its partners in the U.K. 18th Licensing Round in late 1998. PanCanadian holds a 45.01-percent interest in the licence. Partners in the licence are Intrepid Energy North Sea Ltd. (30.00 percent); BG Group (19.99 percent); and Edinburgh Oil & Gas PLC (5.00 percent).

PanCanadian is the largest net and gross acreage holder in the Buzzard-Ettrick area, with interests in seven blocks, six of which it operates, covering in excess of 250,000 acres, with working interests ranging between 20 percent and 77 percent.

PanCanadian Energy Corporation is a premier North American energy company active in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids. The company's core areas are the Western Basin including land in Western Canada and the United States, the East Coast of Canada, the Gulf of Mexico and the United Kingdom. These core areas are complemented by focused international exploration programs.

On January 27, 2002, PanCanadian and Alberta Energy Company Ltd. announced that their Boards of Directors had unanimously agreed to merge the two companies. The combined organization will be a Canadian-headquartered, world-class independent oil and gas company with an enterprise value of more than C$27 billion. Upon completion of the transaction, expected in early April, the combined organization will operate under the name EnCana Corporation. The proposed merger is subject to shareholder, Court of Queen's Bench of Alberta and regulatory approvals.

ADVISORY - Certain information regarding the company set forth above, including management's assessment of the company's future plans and operations, may constitute forward-looking statements under applicable securities law. The energy business necessarily involves risks associated with oil and gas exploration, development and production, generation of electricity, and marketing and transportation of energy. These risks include loss of market, volatility of prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

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PanCanadian Energy Corporation
Gerry Macey
Executive Vice President Exploration

PanCanadian Energy (U.K.) Limited
London
Alan Booth
Managing Director
01895 237700

Shares listed
Toronto Stock Exchange:
PCE
New York Stock Exchange:
PCX

For further information:
Investment community:
Sheila McIntosh
403-290-2194
Audra Hyde
403-290-3244
Investor_Relations@pcenergy.com

Media:
Scott Ranson
403-290-2710
Kimberly Benn-Hilliard
403-290-2020

Web site: www.pancanadianenergy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: February 5, 2002

By: [signature]
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.